SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)
CROWLEY MARITIME CORPORATION

(Name of Subject Company (Issuer))
CROWLEY NEWCO CORPORATION
THOMAS B. CROWLEY, JR.
CHRISTINE S. CROWLEY
MOLLY M. CROWLEY

(Names of Filing Persons (Offeror))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
228090106

(CUSIP Number of Class of Securities)
Thomas B. Crowley, Jr.
c/o Crowley Maritime Corporation
9487 Regency Square Boulevard
Jacksonville, Florida 32225
(904) 727-2200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$93,554,110	$2,872.11

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0- 11(d). The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007. Such fee equals .00307 percent of the value of the transaction.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,872.11	Filing Party:	Crowley Newco Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 19, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

AMENDMENT NO. 6 TO TENDER OFFER STATEMENT
This Amendment No. 6 to Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 to Tender Offer Statement filed with the SEC on March 22, 2007, as amended and supplemented by Amendment No. 2 to Tender Offer Statement filed with the SEC on April 13, 2007, as amended and supplemented by Amendment No. 3 to Tender Offer Statement filed with the SEC on April 23, 2007, as amended and supplemented by Amendment No. 4 to Tender Offer Statement filed with the SEC on April 25, 2007, and as amended and supplemented by Amendment No. 5 to Tender Offer Statement filed with the SEC on April 27, 2007, by Crowley Newco Corporation (the “Purchaser”), Thomas B. Crowley, Jr., Christine S. Crowley and Molly M. Crowley. The Purchaser has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of Crowley Maritime Corporation (“Crowley Maritime”), other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2007 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.
Items 1 through 9 and 11
     As of 5:00 p.m. New York City time on Monday, May 7, 2007, Depositary reports indicated that 30,757 shares of Common Stock had been tendered pursuant to the Offer, including 30,642 shares of Common Stock tendered and 115 shares of Common Stock in respect of which the Depositary has received notices of guaranteed delivery. These share amounts are sufficient to satisfy the Minimum Condition and the Majority of the Minority Conditions of the Offer.
     On May 8, 2007, the Purchaser delivered a notice of acceptance of such tendered shares of Common Stock to the Depositary. Thereafter, the Purchaser caused a certificate of ownership and merger to be filed with the Delaware Secretary of State merging the Purchaser with and into Crowley Maritime. As a result of the Merger, all former holders of shares of Common Stock who did not tender their shares pursuant to the Offer are entitled to receive $2,990 in cash per share, without interest (except for stockholders who properly exercise their appraisal rights) and all former holders of shares of Series A Preferred are entitled to receive cash of $249.16 per share, plus all unpaid cumulative dividends to the date of the Merger. Instructions will be mailed to former stockholders outlining the steps that stockholders whose shares were not purchased in the Offer must take in order to obtain payment or exercise their appraisal rights under Delaware law.
Item 12. Exhibits
     Item 12 of the Schedule TO is amended and supplemented as set forth below.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 19, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

Exhibit No.	Description

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation.*

(a)(1)(viii)	Letter from D.F. King & Co., Inc. to Crowley Maritime Corporation stockholders.*

(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007.*

(a)(1)(x)	Information in respect of preliminary financial results and information regarding new revolving credit agreement (incorporated by reference from Current Report on Form 8-K filed with the Securities and Exchange Commission dated April 20, 2007, File No. 000-04717).*

(a)(1)(xi)	Press Release issued by Crowley Newco Corporation on April 27, 2007 (incorporated by reference from Exhibit (a)(1)(xi) of Amendment No. 6 to Transaction Statement on Schedule 13E-3 filed with the Securities Exchange Commission on the Issuer by Crowley Newco Corporation on April 27, 2007, File No. 000-04717).*

(a)(5)	Opinion of FMV Opinions, Inc., dated March 16, 2007 (incorporated by reference from Exhibit (c)(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717).*

(b)(i)	Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).*

(b)(ii)	Joinder Agreement dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).*

(b)(iii)	Credit Agreement dated April 20, 2007 (incorporated by reference from Exhibit b(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13 E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717).*

(d)(i)	Subscription Agreement dated February 22, 2007, between Crowley Newco Corporation and Thomas B. Crowley, Jr.*

Exhibit No.	Description

(d)(ii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust.*

(d)(iii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan.*

(d)(iv)	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(v)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(viii)	Order and Final Judgment dated April 27, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N.

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CROWLEY NEWCO CORPORATION
/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President

(Name and Title)
May 8, 2007

(Date)
THOMAS B. CROWLEY, JR.
/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.

(Name)
May 8, 2007

(Date)
CHRISTINE S. CROWLEY
/s/ Christine S. Crowley

Christine S. Crowley

(Name)
May 8, 2007

(Date)
MOLLY M. CROWLEY
/s/ Molly M. Crowley

Molly M. Crowley

(Name)
May 8, 2007

(Date)

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 19, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation.*

(a)(1)(viii)	Letter from D.F. King & Co., Inc. to Crowley Maritime Corporation stockholders.*

(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007.*

(a)(1)(x)	Information in respect of preliminary financial results and information regarding new revolving credit agreement (incorporated by reference from Current Report on Form 8-K filed with the Securities and Exchange Commission dated April 20, 2007, File No. 000-04717).*

(a)(1)(xi)	Press Release issued by Crowley Newco Corporation on April 27, 2007 (incorporated by reference from Exhibit (a)(1)(xi) of Amendment No. 6 to Transaction Statement on Schedule 13E-3 filed with the Securities Exchange Commission on the Issuer by Crowley Newco Corporation on April 27, 2007, File No. 000-04717).*

(a)(5)	Opinion of FMV Opinions, Inc., dated March 16, 2007 (incorporated by reference from Exhibit (c)(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717).*

(b)(i)	Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).*

(b)(ii)	Joinder Agreement, dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).*

(b)(iii)	Credit Agreement dated April 20, 2007 (incorporated by reference from Exhibit b(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13 E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717). *

Exhibit No.	Description

(d)(i)	Subscription Agreement dated February 22, 2007 between Crowley Newco Corporation and Thomas B. Crowley, Jr.*

(d)(iii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan.*

(d)(iv)	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(v)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K Report filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K Report filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(viii)	Order and Final Judgment dated April 27, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N.

*	Previously filed.